Proxy Results
The Annual Meeting of Shareholders was held on February 23, 2018 for shareholders of record as of the close of business on December 15, 2017 to re-elect Raymond B. Woolson and Ronald R. Redell, both Class III trustee nominees, for the Fund. The nominee Raymond B. Woolson was elected with 12,652,003 affirmative votes and 184,961 votes withheld. The nominee Ronald R. Redell was elected with 8,379,070 affirmative votes and 4,457,893 votes withheld. For the Fund, Trustees whose terms of office continued after the Annual Meeting of Shareholders because they were not up for re-election are Joseph J. Ciprari and John C. Salter.